UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37065

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Signature Estate Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2121 Avenue of Stars - Suite 1600

(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	631-400-4720	srussell@cxgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC

(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/24	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Rosen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Signature Estate Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

DocuSigned by:

26F6AFD50F9848C...

Title: CCO _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Signature Estate Securities, LLC

(A wholly owned subsidiary of Signature Financial Services Group LLC)

(SEC I.D. No. 8-37065)

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

and

Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition is bound separately has been filed simultaneously herewith as a Public Document.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

<u>Report of Independent Registered Public Accounting Firm</u>

To: The Stockholder
Signature Estate Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Signature Estate Securities, LLC as of December 31, 2025 and the related statements of income, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes. In my opinion, the financial statements present fairly, in all material respects, the financial position of Signature Estate and Securities, LLC as of December 31, 2025 and its results of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

These financial statements are the responsibility of Signature Estate and Securitie's management. My responsibility is to express an opinion on Signature Estate and Securities, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Signature Estate and Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Signature Estate and Securities, LLC's financial statements.

The supplemental information is the responsibility of Signature Estate and Securities, LLC management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Signature Estate and Securities, LLC's auditor since 2025

Ferrara CPA
Hamilton, New Jersey
April 14, 2026

Signature Estate and Securities, LLC
STATEMENT OF FINANCIAL
CONDITION December 31, 2025

ASSETS

Cash	$	818,623
Accounts receivable		685,778
Prepaid expense		97,173
Total Assets	$	1,601,574

LIABILITIES AND STOCKHOLDER EQUITY

Accounts payable and other accrued expenses	$	246,348
Accrued commissions		295,626
Total Liabilities		541,974

Commitments and Contingencies (Note 7)

Stockholder Equity

Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid in capital		888,000
Retained Earnings		171,590
Total Stockholder Equity		1,059,600
Total Liabilities & Stockholder Equity	$	1,601,574

See accompanying notes

Signature Estate and Securities, LLC

STATEMENT OF INCOME

Year Ended December 31, 2025

REVENUES

Commissions:

Sales-based	$	1,110,789
Trailing		2,758,085
Service and Fee		404,899
Total revenues		4,273,773

OPERATING EXPENSES

Commission	2,648,505
Insurance	126,417
Professional service	154,754
Communications and data processing	240,219
Occupancy	57,500
Other	494,903
Total expenses	3,722,298
Net Income	$ 551,475

See accompanying notes.

Signature Estate and Securities, LLC STATEMENT
OF CHANGES IN STOCKHOLDER EQUITY
Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder Equity
	Number of Shares	Amount			
Balance at December 31, 2024	1,000	$ 10	$ 1,238,000	$ (379,885)	$ 858,125
Net Income				551,475	551,475
Distributions			(350,000)		(350,000)
Balance at December 31, 2025	1,000	$ 10	$ 888,000	$ 171,590	$ 1,059,600

See accompanying notes.


Signature Estate and Securities, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025


Net Income	$	551,475
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
(Increase) Decrease in Operating Assets:		
Accounts receivable		(185,241)
Prepaid expense		(21,269)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		62,591
Net cash provided by operating activities		407,556
Cash Used In Financing Activities:		
Shareholder distributions		(350,000)
Net increase in cash		57,556
Cash at Beginning of Year		761,067
Cash at End of Year	$	818,623
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

1 Organization and Nature of Business

Signature Estate and Securities, LLC (the Company) (formerly Transam Securities, Inc.) is a securities broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC. The Company was incorporated under the Laws of the State of Florida on November 21, 1986.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

The Company is a broker-dealer whose principal operations are to offer various financial and insurance products and municipal fund securities.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2025 Cash is held at two financial institutions and is insured by the Federal Deposit Insurance Corporation up to $250,000.

(*d*) *Revenue Recognition*

The Company earned commissions from the sale of various insurance products and mutual funds. Revenue is recorded when the premium due has been fully funded and the transaction has closed. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and a given contract's identified performance obligations are satisfied. There were no unsatisfied performance obligations at December 31, 2025.

(e) *Income Taxes*

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2025 This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2021.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2025.

(f) *Advertising and Marketing*

Advertising and marketing costs are expensed as incurred.

(g) *General and Administrative Expenses*

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3   Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2025 the Company had net capital of $427,640, which was $391,508 in excess of its required minimum net capital of $31,959. The Company had an AI/NC ratio of 1.27 to 1.

Note 3 - Net Capital (continued)

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

4   Leases

The Company conducts its operations from facilities that are shared with its Parent. There is no lease agreement.

Rent expense for the year ended December 31, 2025 was $57,500.

5   Concentrations and Economic Dependency

The Company's revenues consist of commissions as discussed in Note 2 above. There is no assurance of future revenues from such commissions.

The Company maintains its cash at two financial institutions in amounts that at times exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2025. As of December 31, 2025 there was a cash balance in the amount of $568,623 that was not insured.

6   Fair Value

Cash, accounts receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

8   Related Party Transactions

The Company is a wholly-owned subsidiary of Signature Financial Services Group LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company, including but not limited to salaries and professional fees. Amounts allocated under this agreement during the year totaled approximately $381,768.

Amounts due to the Parent at December 31, 2025 was approximately $65,056.

9   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2025 the Company had implemented such policies and procedures.

10   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11   Segment Reporting

The Company is engaged in a single line of business. The Company is a broker-dealer whose principal operations are to offer various financial and insurance products and municipal fund securities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM considers capital adequacy in making operational decisions, including whether to reinvest profits or distribute dividends. The Company's operations constitute a single operating segment and therefore a single reportable segment, as the CODM manages all business activities based on the consolidated financial information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment align with those described in the summary of significant accounting policies.

12   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

Signature Estate and Securities, LLC
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1

December 31, 2025

Schedule I

NET CAPITAL

Assets	$	1,601,574
Less Liabilities		(541,974)
Total Ownership Equity		1,059,600
Less Non Allowables		(631,960)
TNC Before Haircuts & Undue Concentration		427,640
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		427,640
Minimum Required Net Capital		36,132
Excess Net Capital	$	391,508
AI/NC Ratio		1.27 to 1
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2025

Net Capital, as reported in Company's Part II unaudited Focus Report	$	427,640
Net Capital, per above		427,640
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2025

Signature Estate and Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) and INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION) FOR CUSTOMERS UNDER RULE 15c3-3

Schedule II

YEAR ENDED December 31, 2025

The Company is designated by its FINRA membership agreement to operate under the exemptive provisions Footnote 74 of the SEC Release No. 34-70073.

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by paragraph (k)(1) of SEC Rule 15c3-3 are limited to: (1) commission-based compensation from the sale of investment company shares and variable annuities for clients; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Signature Estate and Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Signature Estate and Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to commission based compensation from the sale of investment company shares and variable annuities for clients and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073 and paragraph (k)(1) of SEC Rule 15c3-3. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025 The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. §240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
April 14, 2026

Signature Estate and Securities, LLC
Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2025

Signature Estate and Securities, LLC Exemption Statement

Signature Estate and Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
C.

1) The Company claims an exemption under paragraph (k)(1) of 17 C.F.R. § 240. 15c3-3, and it also relies on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and,

2) The Company is filing this Exemption Report because the Company limits its business activities exclusively to (1) commission-based compensation from the sale if investment company shares and variable annuities; and the Company does not hold customers' cash or securities on behalf of customers, and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025

Signature Estate and Securities, LLC

I, Eric Rosen, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By: DocuSigned by: 26F6AFD50F9848C... ________

Eric Rosen
CCO